March 17, 2010

United States Securities and Exchange Commission

Attn: Mr. Mark Shannon, Branch Chief

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549-7010

By SEC Correspondence

Dear Sirs:

Re:	Gammon Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008,
As Amended
Filed August 12, 2009
Response Letter Dated January 15, 2010
File No. 1-31739

On behalf of our client, Gammon Gold Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we confirm the Company’s receipt of the Staff’s letter of comments, dated March 8, 2010 (the “Comment Letter”), in respect of the above noted filings. Due to year end reporting obligations, Gammon anticipates responding to the Comment Letter on or before April 9, 2010.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 687-5151.

Yours truly,

/s/ Dan Miller

Dan Miller

________________________

cc: Scott Perry, Chief Financial Officer, Gammon